UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ARVANA INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

043279 20 7

(CUSIP Number)

Brian Lovig

1057 Whitney Ranch Drive, Suite 350

Henderson

Nevada 89014

Telephone: (250) 718-8105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 043279 20 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brian Lovig, Bondock LLC, and Pinto Concepts Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instruction): AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization Canadian citizenship, Nevada place of organization and British Columbia, Canada place of organization
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power Bondock LLC 52,544,065 Pinto Concepts Inc. 10,000,000
	8.	Shared Voting Power 62,544,065
	9.	Sole Dispositive Power Bondock LLC 52,544,065 Pinto Concepts Inc. 10,000,000
	10.	Shared Dispositive Power 62,544,065
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 62,544,065
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 57.99%
14.	Type of Reporting Person (see instructions) IN , OO, CO

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SCHEDULE 13D

Explanatory Note: This statement on Schedule 13D amends the Schedule 13D of Brian Lovig and Bondock LLC that was filed with the Securities and Exchange Commission on June 24, 2022, as amended on October 28, 2022, and December 31, 2022 (collectively the “Schedule 13D), with respect to the common stock (“Common Stock”) of Arvana Inc (“Issuer”). This amendment constitutes Amendment No. 3 to the Schedule 13D that includes Pinto Concept Inc. as a Reporting Person (together with Brian Lovig and Bondock LLC, the “Reporting Persons”). Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

ITEM 1. SECURITY AND ISSUER

Common stock, $0.001 par value of Arvana Inc., a Nevada corporation with principal executive offices located at 299 Main Street, 13th Floor, Salt Lake City, Utah 84111.

ITEM 2. IDENTITY AND BACKGROUND

(a)  Brian Lovig

(b)  1057 Whitney Ranch Drive, Suite 350, Henderson, Nevada 89014

(c)  Business consultant

(d)  No.

(e)  No.

(f)  Canada

(a) Bondock LLC

(b) 1057 Whitney Ranch Drive, Suite 350, Henderson, Nevada 89014

(c) Business consulting

(d) No.

(e) No.

(f) Nevada

(a) Pinto Concepts Inc.

(b) 905-1631 Dickson Avenue, Kelowna, British Columbia Canada V1Y 0B5

(c) Business consulting

(d) No.

(e) No.

(f) British Columbia, Canada

ITEM 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and restated in its entirety to read as follows:

Bondock LLC transferred 10,000,000 shares to Pinto Concepts Inc., a related entity, and assigned 1,000,000 shares to An Chun Ouyang, an unrelated party.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended and restated in its entirety to read as follows:

On January 29, 2024, Bondock transferred 10,000,000 shares of the Issuer’s Common Stock to Pinto Concepts, Inc., an entity wholly owned and directed by Brian Lovig.

On January 29, 2024, the Bondock disposed of 1,000,000 shares of the Issuer’s Common Stock to An Chun Ouyang an unrelated individual in exchange for services.

The Reporting Persons will continue to review their investment in the Issuer on an ongoing basis. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of their shares of Common Stock in the open market or in privately negotiated transactions, and/or may distribute their Common Stock to other entities. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, the price of the Common Stock, general market conditions, economic factors, business results, financial conditions, Issuer’s operations, and other future developments.

From time to time, the Reporting Persons may engage in discussions with the Issuer’s management team concerning, potential business combinations, strategic alternatives, the business, operations, capital structure, governance, management, and other matters that concern the Issuer.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a)	For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D. The Common Stock owned by the Reporting Persons is directly held by Bondock LLC and Pinto Concepts Inc. for which entities Brian Lovig is the sole beneficial owner.
(b)	The Reporting Persons have discretionary voting and dispositive power with respect to the shares of Common Stock reported herein as directly held by Bondock LLC and Pinto Concepts Inc., entities that are beneficially owned by Brian Lovig.
(c)	None.
(d)	Not applicable.
(e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

On January 29, 2024, Bondock LLC transferred 10,000,000 shares of the Issuer’s Common Stock to Pinto Concepts Inc., an entity wholly owned by Brian Lovig.

On January 29, 2024, Bondock LLC, disposed of 1,000,000 shares of the Issuer’s Common Stock to An Chun Ouyang for services.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

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SignatureS

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

January 30, 2024

/s/ Brian Lovig

Brian Lovig

Bondock LLC

/s/ Brian Lovig

By: Brian Lovig

Its: President

Pinto Concepts Inc.

/s/ Brian Lovig

By: Brian Lovig

Its: President

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001).

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